Exhibit (a)(5)(G)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT - CHANCERY DIVISION

WILLIAM D. HENARD, individually and on behalf of all others similarly situated,

Plaintiff,

v.

TELULAR CORPORATION, JOSEPH A. BEATTY, LAWRENCE S. BARKER, BETSY BERNARD, BRIAN J. CLUCAS, JOHN W. HANDY, JEFFREY JACOBOWITZ, M. BRIAN MCCARTHY, AVISTA CAPITAL PARTNERS, ACP TOWER MERGER SUB, INC. and ACP TOWER HOLDINGS, LLC,

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. 2013CH12693
Defendants.	)

CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY

Plaintiff William D. Henard (“Plaintiff’), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.                                      Plaintiff brings this class action on behalf of the public stockholders of Telular Corporation (“Telular” or the “Company”) against Telular’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Avista Capital Partners (“Avista”) by means of an unfair process and for an unfair price.

2.                                      Headquartered in Chicago, Illinois, Telular provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology.

3.                                      On April 29, 2013, Avista and the Company announced a definitive agreement under which Avista, through ACP Tower Holdings, LLC (“Parent”) and its wholly-owned subsidiary ACP Tower Merger Sub, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt (the “Proposed Transaction”). The aggregate value of the Proposed Transaction is approximately $253 million. The tender offer commenced on May 10, 2013, and unless extended, is scheduled to expire on Friday, June 7, 2013.

4.                                      The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Telular’s recent strong performance as well as its future growth prospects, the consideration that shareholders will receive is inadequate and undervalues the Company.

5.                                      Prior to announcing the Proposed Transaction, several analysts following the performance of the Company had set price targets far above the $12.61 per share provided by Avista, with the high target being $18.50.

6.                                      Even the Discounted Cash Flow Analysis performed by Oppenheimer & Co. Inc.’s (“Oppenheimer”), the Company’s financial advisor in connection with the Proposed Transaction, indicates that the Board has failed to procure adequate consideration for shareholders. Notwithstanding the apparent inclusion of terminal value multiples and a discount rate range that have the effect of lowering the indicated value of Telular, Oppenheimer’s Discounted Cash Flow Analysis produced an implied per share equity value range of the

Company’s stock with a high of $17.64 - approximately 40% more than the consideration provided by Avista.

7.                                      While the Proposed Transaction is not in the interest of shareholders, the Company’s officers and directors stand to gain unique benefits from the deal. Prior to agreeing on the consideration to be paid to Telular shareholders, Defendants successfully negotiated for the accelerated vesting of all unvested stock options and restricted stock units currently held by the Company’s officers and directors upon the consummation of the Proposed Transaction.

8.                                      Unfortunately for Telular shareholders, Telular’s Board failed to aggressively negotiate to benefit their interests. While Defendants negotiated vigorously for lucrative benefits for themselves, they readily traded away shareholders’ $0.12 quarterly dividend for a disadvantageous $0.11 increase in the Avista’s per share offer.

9.                                      Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 29, 2013 (the “Merger Agreement”), defendants agreed to: (i) an inadequate and limited go-shop provision which only permits the Company to solicit third party offers through May 29, 2013 (the “Solicitation Period”) followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Avista with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Avista a termination fee of up to $8.2 million to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability investigate and pursue superior proposals and alternatives, including a sale of all or part of Telular.

10.                               In addition, on May 10, 2013, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

11.                               The Individual Defendants have breached their fiduciary duties of loyalty and due care, and Avista, Parent, and Merger Sub have aided and abetted such breaches by Telular’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENUE

12.                               This Court has jurisdiction over Defendants and the subject matter of this action as Defendants transact business within this state and the class action claims against the Individual Defendants for breach of their fiduciary obligations owed to the Telular shareholders are governed exclusively by state law. In addition, Telular maintains its principal place of business in the State of Illinois. This Court also has jurisdiction pursuant to 735 ILCS 5/2-801 as the amount in controversy, exclusive of interests and costs, exceeds the jurisdictional minimum of this Court.

13.                               Venue is proper pursuant to 735 ILCS 5/2-101, as one or more Defendants is a resident of Cook County and the complained of transactions, or some part thereof, occurred in Cook County.

PARTIES

14.                               Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Telular.

15.                               Telular is a corporation organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 311 South Wacker Drive, Suite 4300, Chicago, Illinois.

16.                               Defendant Joseph A. Beatty (“Beatty”) has been the President and Chief Executive Officer (“CEO”) of the Company since January 1, 2008. Prior to that, Beatty was the Executive Vice President since April 2007 and Chief Financial Officer and Secretary since May 2007. Beatty has been a director of the Company since January 1, 2008. On January 27, 2013, Beatty notified the Board that he will resign as President, CEO, and director of the Company, effective as of Telular’s second quarter earnings announcement scheduled for May 2, 2013.

17.                               Defendant Lawrence S. Barker (“Barker”) has been a director of the Company since 2004. Barker is the Chairman of the Nominating and Governance Committee of the Board and is a member of the Audit Committee.

18.                               Defendant Betsy Bernard (“Bernard”) has been a director of the Company since July 30, 2007. Bernard is the non-executive Chairperson of the Board and also serves on the Compensation Committee.

19.                               Defendant Brian J. Clucas (“Clucas”) has been a director of the Company since October 2003. Clucas is the Chairman of the Audit Committee and is a member of the Nominating and Corporate Governance Committee.

20.                               Defendant John W. Handy (“Handy”) has been a director of the Company since May 1, 2012. Handy serves on the Compensation Committee and the Nominating and Governance Committee.

21.                               Defendant Jeffrey Jacobowitz (“Jacobowitz”) has been a director of the Company since February 2009. Jacobowitz is a member of the Audit Committee and Nominating and Governance Committee.

22.                               Defendant M. Brian McCarthy (“McCarthy”) has been a director of the Company since July 30, 2007. McCarthy is the Chair of the Compensation Committee and also serves on the Audit Committee.

23.                               Defendants referenced in ¶¶ 14 through 20 are collectively referred to as Individual Defendants and/or the Board.

24.                               Defendant Avista is a private equity firm with over $5 billion under management. Avista specializes in investments, primarily in growth-oriented energy, healthcare, communications and media, industrials, and consumer businesses.

25.                               Defendant Merger Sub is a Delaware corporation controlled by Avista that was created for the purposes of effectuating the Proposed Transaction.

26.                               Defendant Parent is a Delaware corporation, controlled by Avista that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

27.                               Plaintiff brings this action as a class action on behalf of owners of Telular common stock as of April 29, 2013, the announcement of the Proposed Transaction (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

28.                               The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Recommendation Statement, as of May 8, 2013, there are approximately 17.3 million share of common stock outstanding. All members of the Class may be identified from records maintained by Telular or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

29.                               Questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                   Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)                                Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)                             Whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)                            Have Avista, Parent, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)                               Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

30.                               Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

31.                               Plaintiff is committed to prosecuting this action, will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

32.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

33.                               Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

34.                               Defendants have acted on grounds generally applicable to the class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

35.                               Telular develops products and services that utilize wireless networks to provide data connectivity among people and machines. Telular’s software-as-a-service offerings are created through Telular’s development of complex software systems and wireless electronics that utilize the data transport capabilities of today’s commercial wireless networks. Telular purportedly is a significant reseller of both cellular and satellite wireless services. Telular develops software systems that work with specialized wireless terminals to provide integrated event monitoring and reporting services for machine-to-machine (“M2M”) applications. M2M applications typically involve outfitting equipment with sensors and remotely reading those sensors to monitor or control such equipment in areas such as supply chain management, security monitoring, vehicle tracking and many other commercial and industrial situations.

36.                               As described by the Company’s Annual Report for the fiscal year ended September 30, 2012, the Company manages its business along distinct product functions. The Company has identified its reportable operating segments as Event Monitoring and Asset Tracking. Both segments sell M2M products and monitoring services. The Event Monitoring segment products and services that monitor discrete events and reports those events utilizing cellular transceiver devices. The Asset Tracking segment provides mobile resource management solutions focusing on over-the-road tracking via satellite.

37.                               The Company is focused on M2M market segments in which Telular can provide a service offering which allows it to earn recurring revenue as opposed to one-time revenue from a product sale. Among the Company’s primary products are Telguard, TankLink, and SkyBitz. Telguard combines devices for 3G/4G networks, communications and alarm processing into a turnkey system for monitoring intrusion and fire systems independent of a traditional landline. TankLink provides remote tank monitoring asset tracking, and data reporting services through a sole source combination of hardware, sensors, and software applications to deliver tank level and other metrics data for fluid resources such as commodity chemicals, diesel exhaust fluid, fuels and lubes, water treatment and propane. SkyBitz involves using a wireless device, wireless service and software to track the location and condition of large, unpowered assets commonly truck trailers.

38.                               The Company has been performing consistently well. On November 6, 2012, the Company issued a press release announcing Telular’s financial results for the fourth quarter and fiscal year 2012 (the “4Q12 Press Release”). The Company reported strong performance for the fourth quarter and full year 2012. Among other things, the 4Q12 Press Release provided financial highlights including:

•                  Telguard revenue increases 24% over prior year period

•                  Achieved Company record Adjusted EBITDA of $17.8 million for the full year

•                  Introduces FY 2013 Adjusted EBITDA guidance of $23.5 - $25.5 million, up 32-43% over FY 2012

•                  Company declares a 9% increase in the regular quarterly dividend to $0.12 per share

39.                               In the 4Q12 Press Release, the Company disclosed that it raised its dividend to $0.12 per share. The 4Q12 Press Release also discussed the Company’s financial performance, noting that total revenue from the Telguard and TankLink lines of business, representing all of the M2M revenue within the Company’s Event Monitoring Segment, increased 23% over the prior year period to $15.3 million in the fourth quarter, and increased 19% to $56.1 million for the full year.

40.                               In addition, the Company announced that total Telguard revenue was up 24% year-over-year to $13.1 million in the fourth quarter and up 18% to $48.4 million for the full year. During the quarter, Telular sold approximately 39,300 Telguard units and activated over 35,000 new Telguard subscribers. Furthermore, TankLink revenue totaled $2.2 million, including service revenue of $1.1 million, for the fourth quarter, a 19% increase over the prior year period. For the full year, TankLink revenue totaled $7.7 million, including service revenue of $4.1 million, a 21% increase over the prior year.

41.                               Also on November 6, 2012, the Company held its fourth quarter and full year 2012 earnings conference call. On the call, Defendant Beatty, the Company’s President and CEO discussed the Company’s solid performance for the quarter and the year. According to the transcript of the call, defendant Beatty stated:

We are pleased with the recent results from our three businesses, Telguard, SkyBitz and TankLink as we continue to build upon our stream of high margin recurring service revenue. We ended the quarter with approximately 840,000 billable units in service and in particular, we experienced strong demand for our 3G/4G Telguard units in the fourth quarter. Overall, our businesses are operating very well and we are executing on our strategy to drive growth. Cash generation remains strong and predictable, allowing us to reward our shareholders with a regular quarterly dividend payment which we have increased for the second consecutive year since its initiation. Looking forward, we have introduced fiscal year 2013 Adjusted EBITDA guidance that reflects growth of well over 30%, and increased our quarterly Telguard unit sales guidance as well.

42.                               Defendant Beatty added:

We continue to grow service revenue, generate substantial free cash flow and reward our shareholders with a dividend.

In the Telguard business, we continue to benefit from focusing our efforts on selling to the small and mid-size security dealers. Having said that, we are seeing increasing demand from the larger players in the security market as well. We believe that our early entry into the marketplace with 3G/4G cellular communicators has not only driven an acceleration in overall Telguard growth but has also solidified our reputation amongst security dealers that we are the most forward-thinking and have their best interests in mind. Furthermore, because of how we architected the data transfer function in our communicators, our legacy 2G device are performing better than all the competitors as wireless carriers shrink the amount of spectrum available for 2G in various metropolitan areas. Our 2G units will outperform all others increasingly over time as the migration of spectrum continues. Our security dealer customers know this and appreciate the fact that even though our 2G service is superior, we nevertheless also led the market into 3G/4G. Once again, our reputation has been greatly bolstered over the past year and the Telguard operating results are exhibiting this phenomenon.

43.                               Telular’s solid performance did not escape analyst attention. On December 18, 2012, SeeThruEquity issued a report on Telular, commenting positively on the Company’s fourth quarter results and setting a price target of $12.76 per share. SeeThruEquity recognized the Company’s strong growth and profitability, stating in its report, in part:

Performance Highlights
Strong organic growth and the Skybitz acquisition drive topline:

Telular’s revenues rose 79.1% YoY to $23.4mn in 4Q12 due to a 23% YoY increase in the Telguard and TankLink businesses to $15.3mn, as well as $7.9mn from the acquisition of the Skybitz asset tracking business. Strong growth in the Event Monitoring segment was driven by rising demand for new 3G/4G network products in the Telguard business. Sales of Telguard units surged to 39,300 units, ahead of the company’s pre-existing guidance of 30,000-35,000 units. The company ended the year with 617,500 Telguard subscribers.

Gross margin expands on higher product margins:

Telular’s gross profit increased by 90% YoY to $12.5mn as gross margins expanded by 3.1% to 53.4% in 4Q12. We view this as impressive given the higher costs associated with the transition to 3G/4G products. Gross margins on service revenue were 70.8%, relatively stable compared to 4Q11.

Strong operating profit growth:

Telular’s reported operating profit grew 47.5% YoY to $3.1mn in 4Q12. Operating margins contracted by 2.8% YoY to 13.1% in 4Q12, primarily due to higher expenses related to the Skybitz acquisition and a $1.3mn amortization expense related to acquired intangible assets.

44.                               Telular has consistently maintained its profitability. According to a Telular January 2013 investor presentation, the Company had paid dividends for 9 straight quarters and posted 25 consecutive quarters of profitability.

45.                               On January 31, 2012, the Company issued a press release, which it filed with the SEC, announcing the Company’s first quarter 2013 financial results for the period ending December 31, 2012 (the 1Q 2013 Press Release”). In the press release, the Company highlighted certain financial results for the quarter which included:

•Event Monitoring Revenue Increases 17% Over Prior Year Period

•Company Delivers Adjusted EBITDA of $5.9 Million

•Company Reiterates Fiscal Year 2013 Adjusted EBITDA Guidance

•Company Declares Regular Quarterly Dividend of $0.12 Per Share

46.                               Providing more detail about the Company’s successful first quarter, the 1Q 2013 Press Release stated in relevant part:

CHICAGO, IL USA-Telular Corporation (NASDAQ: WRLS), a global leader in helping businesses use wireless networks for remote monitoring and tracking, today announced financial results for the first fiscal quarter of 2013 ended December 31, 2012. In the first quarter of 2013, Telular reported revenue of $24.8 million, including $14.0 million from recurring services, and pre-tax income of $3.4 million.

First quarter 2013 Adjusted EBITDA, a non-GAAP financial measure, was $5.9 million. For further information about Adjusted EBITDA and a reconciliation of this measure to net income in accordance with GAAP, see the last page of this press release.

Total revenue from the Telguard and TankLink lines of business, representing all of the revenue within the Event Monitoring Segment, increased 17% over the prior year period to $15.6 million.

Total Telguard revenue was up 16% year-over-year to $13.5 million. During the quarter, Telular sold approximately 37,300 Telguard units and activated 35,400 new Telguard subscribers. The total number of Telguard subscribers increased sequentially to 621,800 while average revenue per unit, or ARPU, increased sequentially to $4.45 for the quarter.

Total TankLink revenue increased 22.5% over the prior year period to $2.1 million, including service revenue of $1.1 million.

In the Asset Tracking segment, SkyBitz revenue was $9.2 million, including product revenue of $4.6 million and recurring service revenue of $4.6 million.

Adjusted EBITDA for Event Monitoring and Asset Tracking was $5.5 million and $1.2 million respectively, excluding corporate expenses of $0.8 million.

For both segments combined, Telular ended the period with over 850,900 billable units realizing an ARPU of $5.51. The average selling price, or ASP, for the 50,800 monitoring and tracking hardware units sold during the period was $204.

47.                               Also in the 1Q 2013 Press Release, Defendant Beatty recognized the Company’s successful first quarter, noting the Company’s growth in Adjusted EBITDA and touting the Company’s growth strategy. In the 1Q 2013 Press release, Defendant Beatty was quoted as stating:

We had a strong start to 2013, as our business units combined to deliver strong growth in Adjusted EBITDA during the first quarter. Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.

The Inadequate Price and Sales Process

48.                               In a press release dated April 29, 2013, the Company announced that it had entered into the Merger Agreement with Avista, pursuant to which Avista will commence a tender offer to acquire all of the outstanding shares of the Company for $12.61 per share in cash.

49.                               The Board approved the Proposed Transaction without adequately considering the interests of all potential buyers during the sales process. At least one potential buyer, identified in the Recommendation Statement as Strategic Buyer D, indicated an interest in acquiring Telular with a financial sponsor. Although both Strategic Buyer D and the financial sponsor executed non-disclosure agreements with Telular, the Company apparently did not provide them with any confidential information or make any efforts to negotiate with these two prospective buyers.

50.                               Given the Company’s recent strong performance and its robust and consistent growth, the Proposed Transaction’s consideration is inadequate and significantly undervalues the Company.

51.                               Following the announcement of the Proposed Transaction, the Company has traded for more than $13.00 per share and closed at $12.72 per share on May 13, 2013.

52.                               Further, according to Yahoo Finance’s Price Target Summary, prior to the announcement to of the Proposed Transaction, at least three brokers had set price targets well above the consideration proposed by Avista, setting a mean target of $14.75, a median target of $13.00, and a high target of $18.50.

53.                               One analyst at Loewen, Ondaatje McCutcheon USA Limited placed an $18.50 price target before the announcement of the Proposed Transaction on April 11, 2013. On April 29, 2013, after the Proposed Transaction was announced, the same analyst stated that the

Proposed Transaction offer price represented “a significant discount to current valuations of most other North American-listed M2M service companies ....”

54.                               Indeed, even the financial analyses performed by Oppenheimer & Co. Inc.’s (“Oppenheimer”), the Company’s financial advisor in connection with the Proposed Transaction, indicate that the Board has failed to procure adequate consideration for shareholders. Oppenheimer’s Discounted Cash Flow Analysis depicts an implied per share equity value range of the Company’s stock with a high of $17.64. Furthermore, Oppenheimer’s Discounted Cash Flow Analysis is the product of questionable inputs which reduce the implied per share equity value range. The selected discount rate range of 14.3% to 18.3% appears high in light of the Company’s risk free rate, market rate premium, small cap premium, and beta of less than 1%. Meanwhile the terminal value adjusted EBITDA multiple range of 7.5x to 10x appears unduly low-the high end of this range is below the midpoint of the 7.1x to 14.7x adjusted EBITDA range calculated in Oppenheimer’s Selected Companies Analysis.

55.                               Rather than negotiating a transaction that was in the best interests of Telular’s shareholders and maximized the value of the Company, Telular’s directors and officers were acting to better their own personal interests through the Proposed Transaction. Notably, Defendants negotiated specifically to procure the acceleration of all unvested options and restricted stock units even before finalizing the price term of the deal. Their efforts were ultimately successful. The compensation that each director and officer is expected to receive upon the consummation of the Proposed Transaction as a result of the accelerated vesting of their unvested stock awards is detailed in the chart below:

Director/Executive Officer	Consideration from Unvested Stock Options ($)	Consideration from Unvested Restricted Stock Units ($)
Lawrence S. Barker	—	60,528
Betsy J. Bernard	—	60,528
Brian J. Clucas	—	60,528
John Handy	—	60,528
Jeffrey Jacobowitz	—	60,528
M. Brian McCarthy	—	60,528
Joseph A. Beatty	480,539	366,220
Jonathan M. Charak	214,463	167,158
George S. Brodv	119,714	150,576
Robert L. Deering	56,239	34,463
Henry J. Popplewell	119,196	133,994

56.                               In addition to the accelerated vesting benefits, corporate insiders will receive other special benefits. As the Recommendation Statement states that “as contemplated by the Merger Agreement, none of the executive officers listed has a qualifying termination of his or her employment on May 8, 2013, after the Completion of the Merger,” all members of Telular’s management team (except Beatty, who previous notified the Board that he will resign for personal reasons) are expected to continue in management positions at the post-merger company.

57.                               While Defendants negotiated for these lucrative benefits for themselves, they readily traded away shareholders’ $0.12 quarterly dividend for a mere $0.11 increase in the Avista’s per share offer.

58.                               Avista is seeking to acquire the Company at a most opportune time when the Company is performing very well and positioned for tremendous growth. Defendants have eschewed shareholder interest, allowing Avista to acquire the Company at an opportune time and for an unfair price in order to obtain lucrative benefits.

The Preclusive Deal Protection Devices

59.                               The Proposed Transaction is also unfair because as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

60.                               Section 7.03 of the Merger Agreement includes a limited 30-day Solicitation Period ending on May 29, 2013 followed by a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Avista. However, Telular may only continue negotiations with potential alternative buyers that have made written proposals for ten additional days after the end of the Solicitation Period. Given these time constraints, a go-shop bidder is not likely to have a real opportunity to make a successful competing bid.

61.                               After the Solicitation Period, Section 7.03(b) demands that the Company terminate any and all existing or on-going discussions with other potential acquirers. The short Solicitation Period and strict “no solicitation” provision prohibits the Board from taking any meaningful action to ensure that they are in compliance with their fiduciary duties, including solicitation of alternative acquisition proposals or business combinations.

62.                               The Merger Agreement also contains a “matching rights” provision, effective from and after the end of the limited Solicitation Period whereby the Company must promptly notify Parent should it receive an unsolicited competing acquisition proposal. Pursuant to §7.03(d) of the Merger Agreement, within forty-eight hours, the Company must notify Parent of the bidder’s identity and the terms of the bidder’s offer. Thereafter, if the Board determines that the competing acquisition proposal constitutes a “Superior Proposal,” §7.03(e)(iv) requires the Board to grant Parent four (4) business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.”

63.                               The effect of these provisions is to prevent the Board from entering discussions or negotiations with other potential purchasers unless the Board can first determine that the competing acquisition proposal is, in fact, “superior,” and even then, the Company must give Parent four business days to match the competing acquisition proposal. This severely limits the opportunity for a potential purchaser to emerge, and severely limits the ability of the Board from properly exercising their fiduciary duties.

64.                               The Merger Agreement also provides that a termination fee of up to $8.4 million must be paid to Parent by Telular if the Company decides to pursue the competing offer. The substantial termination fee will ensure that no competing offer will appear, as any competing bidder would essentially pay a premium for the right to provide the shareholders with a superior offer.

65.                               Avista is also the beneficiary of a “Top-Up” provision that ensures that Avista gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Avista receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Avista fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Avista an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

66.                               Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The False and Misleading Recommendation Statement

67.                               On May 10, 2013, the Company the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

68.                               The Recommendation Statement fails to disclose various material projected metrics in management’s projections such as free cash flow.

69.                               In addition, given that the Board considered and rejected acquisition proposals for two of the Company’s businesses - i.e., SkyBitz and TankLink, Defendants should disclose the revenue, EBITDA and operating income for each the Company’s three businesses to enable shareholders to undertake a sum-of-the-parts analysis.

70.                               The Recommendation Statement fails to disclose whether during the past two years Oppenheimer provided services other than investment banking services to Telular, Avista, or any of Avista’s controlled affiliates or portfolio companies, and if so, the services rendered and corresponding fees received.

71.                               The Recommendation Statement also fails to disclose various material aspects of Oppenheimer’s financial analyses. These aspects include:

(a)                                 With respect to the Selected Companies Analysis: the multiples observed for each company utilized in the analysis;

(b)                                 With respect to the Selected Transactions Analysis: the multiples observed for each company utilized in the analysis;

(c)                                  With respect to the Discounted Cash Flow Analysis: whether Oppenheimer’s selected discount rates reflect WACC or cost of equity; the assumptions underlying the selection of the discount rate range of 14.3% to 18.3%; and the basis for selecting the range of terminal value adjusted EBITDA multiples of 7.5x to 10.0x;

72.                               The Recommendation Statement also fails to disclose various material aspects of the sales process, including:

(a)                                 Whether Defendant Beatty had further conversations with the “mutual acquaintance of Phil Seskin, an Industry Executive of Avista” concerning a potential transaction with Avista after May 2012, and the substance of any such conversations.

(b)                                 The reasons for which Defendant Beatty determined to engage Oppenheimer as the Board’s financial advisor with respect to the sales process;

(c)                                  Whether any further negotiations occurred with Financial Sponsor B following its October 18, 2012 statement that it was not interested in participating in a competitive process without expense reimbursement, and if not, the reason for which negotiations terminated;

(d)                                 The uncertainties surrounding Telular’s Telguard business that were identified by Strategic Buyer B;

(e)                                  The reason for which Defendant Beatty recommended that the Board request Oppenheimer explore a potential sale of Telular to Avista;

(f)                                   Whether each interested party after March 8, 2013 received the same revised management presentation containing updated financial information regarding Telular given to Avista on that date;

(g)                                  The strategic and financial considerations raised by Strategic Buyer C’s proposal discussed by the Board on April 11, 2013;

(h)                                 The reasons for which the Board determined on April 11, 2013 that Strategic Buyer C’s proposal was inadequate and that a potential sale of the entire company was preferable from the perspective of maximum shareholder value;

(i)                                     Who initiated contact between Strategic Buyer D and the Company, the dates on which negotiations (if any) between the Company and Strategic Buyer D and/or the financial sponsor took place, whether or not the Company provided any confidential information or due diligence to Strategic Buyer D and/or the financial sponsor, and the reason for which negotiations between the Company and the Strategic Buyer D and/or the financial sponsor were terminated; and

(j)                                    The reasons for which the Board agreed to suspend payment of quarterly dividends in favor of adding $0.11 to the consideration provided by Avista pursuant to the Proposed Transaction.

73.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I
Breach of Fiduciary Duties
(Against All Individual Defendants)

74.                               Plaintiff repeats all previous allegations as if set forth in full herein.

75.                               The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care and loyalty owed to the public shareholders of Telular and have acted to put their personal interests ahead of the interests of Telular shareholders.

76.                               The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Telular’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

77.                               The Individual Defendants have breached their fiduciary duties of loyalty and due care owed to the shareholders of Telular because, among other reasons:

(a)                                 they failed to take steps to maximize the value of Telular to its public shareholders and took steps to avoid competitive bidding;

(b)                                 they failed to properly value Telular; and

(c)                                  they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

78.                               As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Telular’s assets and will be prevented from benefiting from a value-maximizing transaction.

79.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

80.                               Plaintiff and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty - Disclosure
(Against Individual Defendants)

81.                               Plaintiff repeats all previous allegations as if set forth in full herein.

82.                               The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Telular’s shareholders.

83.                               As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

84.                               As a result, Plaintiff and the Class members are being harmed irreparably.

85.                               Plaintiff and the Class have no adequate remedy at law.

COUNT III
Aiding and Abetting
(Against Avista, Parent, and Merger Sub)

86.                               Plaintiff repeats all previous allegations as if set forth in full herein.

87.                               As alleged in more detail above, Defendants Avista, Parent and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

88.                               As a result, Plaintiff and the Class members are being harmed.

89.                               Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                               declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B)                               enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                               in the event that the transaction is consummated prior to the entry or this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)                               directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

(F)                                 granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 15, 2013	Respectfully submitted,

SALAS WANG LLC

/s/
Jeffrey M. Salas
John C. Wang
155 N. Wacker Drive, Suite 4250
Chicago, IL 60606
Tel: (312) 803-4963
Fax: (312) 244-3151
Firm ID: 48691

LEVI & KORSINSKY, LLP
Shannon L. Hopkins (pro hac vice anticipated)
Julia J. Sun (pro hac vice anticipated)
30 Broad Street, 24th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiff